United States securities and exchange commission logo





                             June 11, 2021

       Michael Liebowitz
       Chief Executive Officer
       New Beginnings Acquisition Corp.
       800 1st Street
       Unit 1
       Miami Beach, FL 33139

                                                        Re: New Beginnings
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed on May 14,
2021
                                                            File No. 333-256137

       Dear Mr. Liebowitz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed May 14, 2021

       General

   1. We note numerous references to the Payment Spreadsheet, throughout the prospectus.
                                                        Please clarify these
references, providing clear disclosure as to how the shares of AirSpan will be converted into
shares of New Beginnings, including any formula used in such calculation. If the
amount to be issued may vary, please disclose the range of shares that may be issued and
provide examples of how the amount to be issued may vary. In addition, we note the
disclosure on page 105 that "As promptly as practicable following
                                                        AirSpan   s delivery of
the Payment Spreadsheet, the parties will work together in good faith to finalize the
calculation of the Aggregate Stock Consideration and the Payment
                                                        Spreadsheet." Please
clarify whether the aggregate stock consideration is known at this
 Michael Liebowitz
FirstName  LastNameMichael  Liebowitz
New Beginnings  Acquisition Corp.
Comapany
June       NameNew Beginnings Acquisition Corp.
     11, 2021
June 11,
Page 2 2021 Page 2
FirstName LastName
         time. If not, clarify throughout when such amount will be calculated, how such amount will be calculated and the information in the prospectus that may change as a result, such as the percent of the company post merger to be held by the various shareholders.
Prospectus Cover Page, page i

2. Please disclose the title and amount of securities being offered, as required by Item
         501(b)(2) of Regulation S-K.
Questions and Answers about the Business Combination, page 6

3.       We note your disclosure beginning on page 10 of the interests of New
Beginnings    current
         officers and directors in the business combination. Please revise to quantify to the extent known each interest. For instance, we note the reimbursement of out of pocket expenses, working capital loans, and the continuation of Mr. Liebowitz as a director of the post-
         combination company.
4. We note your disclosure on page 11 that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
Risks Related to New Beginnings and the Business Combination, page 54

5. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
6. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
7. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
8. We note that your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
9. We note your disclosure on page 54. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
10. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
 Michael Liebowitz
New Beginnings Acquisition Corp.
June 11, 2021
Page 3
11. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible working capital loans, and warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
12. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Comparative Share Information, page 79

13. Please explain to us and expand your disclosures to describe how you determined the exchange ratio you used to calculate the equivalent pro forma per share data.
14. The historical book value per share of Airspan of $(30.49) calculation appears to exclude the amount of preferred units in the mezzanine section of the balance sheet. Please revise the calculation to include the amount related to the mezzanine preferred units in your historical book value per share or advise as to the appropriateness of the calculation.
U.S. Federal Income Tax Considerations of the Business Combination for Airspan Stockholders, page 133

15. Please clearly identify and articulate the opinion being rendered by counsel. Currently you state that New Beginnings and Airspan intend and expect the transaction to qualify
         for U.S. federal income tax purposes as a    reorganization." Then the
disclosure states the
         federal income tax consequences assuming the transaction is treated as a reorganization.
         The opinion cannot assume the tax consequence at issue. For guidance see Staff Legal
         Bulletin No. 19.III.C.
Information About AirSpan, page 159

16.    We note the disclosure that the Company   s top three customers
accounted for 69%, 73%
       and 91% of revenue in 2020, 2019 and 2018, respectively. To the extent material,
FirstName LastNameMichael Liebowitz
       please disclose the percent of revenue attributable to each customer for each period. Also,
Comapany
       to theNameNew
              extent youBeginnings   Acquisition
                          are substantially       Corp.upon a contract with any
of these customers,
                                            dependent
       please
June 11, 2021file as 3an exhibit, as required by Item 601(b)(10)(iii)(B) of Regulation S-K.
               Page
FirstName LastName
 Michael Liebowitz
FirstName  LastNameMichael  Liebowitz
New Beginnings  Acquisition Corp.
Comapany
June       NameNew Beginnings Acquisition Corp.
     11, 2021
June 11,
Page 4 2021 Page 4
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 189

17. As of December 31, 2020, it appears you have five months of sales in net accounts receivable. We further note that your net accounts receivable as of December 31,
         2020 increased by approximately 78% from December 31, 2019 while your sales increased by 4%. Please address the following with respect to the increasing trend in your accounts receivable balance. Refer to items 303(a)(2)(i) and (ii) and 303(a)(3)(i) and (ii)
         of Regulation S-K:
             Please expand your disclosure to describe the facts and circumstances that led to the significant increase in your net accounts receivable balance as of December 31,
             2020.
             Based on your disclosure on page F-31, we note that you sold $11.5 million, $73.0 million and $152.7 million of accounts receivable during fiscal years
             2020, 2019 and 2018 respectively. To the extent the material decrease in the amount of receivables sold is contributing to the build up in your accounts receivable, please expand your disclosures to highlight the facts and circumstances that have led to the declining trend in the amount of receivables being sold and whether the decrease was a result of any lack of collectability.
             Please consider providing an analysis of days sales outstanding for each balance sheet date presented and discussing the underlying reasons for any significant instances of slow payment and receivables that remain outstanding for lengthy periods.



18. We note that Fortress and other lenders purchased the outstanding indebtedness under the
         PWB Facility and then modified the terms of such debt and extended the maturity date.
         Please disclose the material terms of the modified agreement, including the interest rate, outstanding balance and maturity date. If material, file as an exhibit. Please also discuss the material terms of the Fortress Credit Agreement. Please file as an exhibit the
         Assignment Agreement, Resignation and Assignment Agreement, Credit Agreement and
         Working Capital Agreement with Fortress. Also, clarify the terms of the limited waiver of the subordinated convertible debt.
19. Geographical Information, page F-68

19. Please separately disclose revenues from your country of domicile from the rest of the geographic regions. Furthermore, please tell us whether revenues from external customers attributed to any individual foreign country is material and if so, please revise to separately disclose. Refer to ASC 280-10-50-41a.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Liebowitz
New Beginnings Acquisition Corp.
June 11, 2021
Page 5

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ameen Hamady at 202-551-3891 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or Brigitte Lippmann at 202-551-3713
with any other questions.



FirstName LastNameMichael Liebowitz                        Sincerely,
Comapany NameNew Beginnings Acquisition Corp.
                                                           Division of
Corporation Finance
June 11, 2021 Page 5                                       Office of
Manufacturing
FirstName LastName